U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     FORM 12b-25


  NOTIFICATION OF LATE FILING

                                          SEC File Number:0-14731

                                             Cusip Number: 406092304


  (Check One):

  [x] Form 10-K and Form 10-KSB []Form 20-F []Form 10-Q []Form 1O-Q and
                         Form 10-QSB [] Form N-SAR
          For the Period Ended: December 31, 1997

          [ ]Transition Report on Form 10-K
          [ ]Transition Report on Form 20-F
          [ ]Transition Report on Form 11-K
          [ ]Transition Report on Form 10-Q
          [ ]Transition Report on Form N-SAR

          For the Transition Period Ended:

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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  PART 1-REGISTRANT INFORMATION
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       Full Name of Registrant:  HALLADOR PETROLEUM COMPANY

       Former Name if Applicable:

       Address of Principal Executive Office (Street and Number):

                    1660 Lincoln Street, Suite 2700

       City, State and Zip Code:  Denver, CO 80264

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  PART II-RULES 12B-25 (B) AND (C)
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  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, Form 10-Q and Form 10-QSB or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1O-Q, or portion -thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) have been attached if applicable.

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  PART II-NARRATIVE
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  State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F,
  10- K, 1O-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

  At the February 23, 1998 Board of Directors meeting, it was resolved that the Company would change its method of accounting from full cost to successful efforts. The bookkeeping required to effect the change is taking longer than anticipated. In addition the Company is negotiating with Trust Company of the West, the holder of the Company's non-recourse debt, new terms to the debt agreement in light of the significant drop in oil prices. The Company expects to report of loss of $750,000 for the year ended December 31, 1997 under the successful efforts method of accounting. The Form 10-KSB is expected to be filed on or before April 15, 1998.

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  PART IV-OTHER INFORMATION
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  Name and telephone number of person to contact in regard to this notification.

             Teressa Jones                             303-839-5506
       ----------------------------         ----------------------------------
               (Name)                           (Area Code)(Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer identify report(s).
                                                   [x] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the period for the last fiscal year will be reflected by the earnings statements to be included report or portion thereof?

                                                   [x] Yes  [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See Part III above for explanation.


                             HALLADOR PETROLEUM COMPANY
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                    (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date:  March 26, 1998            By:  /s/Roderick V. Smith
                                       ____________________________
                                       Vice President